Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

BARCLAYS 2007 INTERIM RESULTS

WIRES CONFERENCE CALL

THURSDAY, 2nd AUGUST 2007

Presenter: JOHN VARLEY

CONFERENCE CALL OPERATOR: On this mornings’ call we have Group Chief Executive, John Varley. I will now hand you over to Mr. Varley to begin our call.

JOHN VARLEY: Hello John Varley here and I’m joined by Bob Diamond, the Group President and Chris Lucas, the Group Finance Director.

I’m going to talk for a minute or two about our interim results for 2007 (you’ll remember that we gave you the headlines of those last week) and then Bob is going to make a few remarks about recent developments in the markets, as a context for Bar Cap’s results. And then after that Bob, Chris and I are happy to take any questions you’ve got. So let me start by thanking you very much by spending the time with us this morning.

If you have any questions on the ABN AMRO transaction, then we’ll be happy to answer those. But today is mostly about our interim results and I’d like to prioritise those questions which relate to our first half performance. We see today’s results as a significant further staging post in the strategic transformation of Barclays. Remember a few years ago we were mostly a UK clearing bank. The profits of our UK business, of our UK Banking Business have grown strongly over the last years (including in the first half of this year) but we are not just a UK clearing bank today. We have increased our profits sharply by diversifying the base of our earnings. First half profit in 2007 is more than full year profit in 2003. Three years ago I set out our priorities for the execution of our strategy. I said that we wanted to increase the rate of growth in Barclays by internationalising our earnings base. We said that also we would increase the ratio of non net interest income to net interest income and that this would be a sign of earnings quality. We said that we would be more ambitious in our UK Retail Banking business. We said that our Wealth business would become an engine of growth for Barclays. And lastly we said that we expected to see significant, which we defined as 15% to 20% per annum through time growth in Bar Cap and Barclays Global Investors. We’ve been delivering on all of these things since then. We’ve been guided as you know by our principle of “earn, invest and grow”. That means investing strongly in the pursuit of medium term growth whilst offering our shareholders good short term results. And I think you can see evidence of these things in our first half performance. Profit was up by 12% above the performance in the first half of 2006 which, at the time, was by far our strongest half year ever. Our earnings in the first half year per share have risen 14%. We’ve increased the dividend by 10%. The return on equity was 26%. 50% of our profit came from outside the UK. The growth across the Group was broadly based by businesses and geography, but the stand-out performance was by Barclays Capital, which I’ll come to in a minute.

If I just run through the businesses quickly. I’m very pleased with the performance of UK Retail Banking. We’ve built on the sharply improved performance of 2006. Profit in UK Retail Banking grew 9% this half. Without the impact of settlements on overdraft fees (which you might think of as attributable to a prior period) the like for like profit increase was a lot higher than that. We’ve seen strong performance in current accounts, mortgages, overdrafts and savings, with good numbers of new customers joining Barclays over the last 12 months. Three years ago our UK Retail Banking cost income ratio was 65%. Today it is 56%. UK Business Banking continued its strong track record of consistent growth, lifting profit by 9%.

If I turn to Barclaycard, you need to look below the surface of the headline results, which were down 17% half on half, to see the real picture. If you adjust for a one-off property gain in the first half of 2006 and for the sale of Monument in the first half of 2007, like for like profit grew 4%. And the profit in the first half of 2007 was more than double the profit in the second half of 2006. I think you can see the makings of the turnaround in Barclaycard, which is partly facilitated by the improvement in our impairment performance in the UK and partly by the rapid rate of growth in our International Cards business, which for the first time has moved into profit during the first half.

Our International Retail and Commercial Banking business is in a period of rapid investment and expansion. So this year we’ve opened 185 new branches outside the United Kingdom. I’m seeing clear signs of acceleration in both GRCB Western Europe and GRCB Emerging Markets (which are the businesses contained in the IRCB excluding Absa line). The combined profit growth in these businesses on a like for like basis was 19%.

As for Absa, in Rand terms, profit grew 32%, and lending to customers was up 20%. The synergy programme in Absa is running twelve months ahead of schedule.

Barclays Capital posted remarkable results for the first half of the year. Remember that in the first half of last year, Bar Cap’s profit was up 66%. In the first half of 2007, profit was up a further 33%, driven by strong profit performance across geographies and asset classes. The rate of profit growth significantly exceeded the rate of risk utilisation and capital consumption. In BGI, profit was up 7%, but on constant currency basis (in other words, adjusted for the weakness of the Dollar against Sterling) BGI’s profit growth was 15%. Net new assets in the first half amounted to 50bn dollars (compared with 68bn dollars for the whole of 2006). Total growth in assets under management amounted to just under 200bn dollars since the end of 2006. And total assets under management now exceed 2 trillion US dollars.

In Barclays Wealth, first half profit in 2007 exceeded full year profit in 2005. We’ve got the attributes that we need to transform this business into a major engine of growth, not least the strong synergy opportunities that come from Wealth’s proximity to Barclays Capital and BGI.

So what does all of this cause us to conclude for the period ahead?

Well our strong performance in the first half gives us confidence about the outlook, even though we need to recognise that in some parts of our business the outlook is less clear than it was because of current market turbulence. But our business is broadly based, and the fundamental story of significant growth in the financial services industry driven by strong world economic growth remains unchanged. So, our position is that Barclays is well positioned to take market share in a growing industry, all the more so if we do it together with ABN AMRO.

I’m going to ask Bob now to make a few comments about the markets and then as I said before Bob, Chris and I are now happy to take your questions.

BOB DIAMOND: Couple of things that I think are important in, in, thank you John. First, as John mentioned, a very strong first half. We’re pleased that the diversification of our business the benefits the diversification have allowed us in July even with volatile market in July notwithstanding you know full marks evaluation that July was ahead of last years July, so we feel pretty good about business performance. And going forward, 3 things, one is diversification phase very, very strong flows in areas like interest rates swaps, interest rate derivatives foreign exchange and the other side of that story will be clearly more challenging market conditions around credit. But we also think that there is 2 stories to credit. The sub-prime story where clearly the market difficulties and the illiquidity will take quite a while to work out and there is the leverage finance area we think strong economic fundamentals and a very strong corporate credit fundamentals will allow a recovery much sooner than say the sub-prime market. There is clearly an imbalance between supply and demand in that market so whether it’s a month, 2 months or 3 months before that settles itself and we move forward in the leverage finance space we will see but I think the important thing is that we are extremely comfortable both with our business model, our risk management and the positions we have in the books. We look forward as you know good performance in July, challenging conditions in the credit markets and we expect that to be quite challenging in the sub-prime sector. We like our business model there, we know where our risks are, don’t feel that, you know, do feel that it’ll take a while work those, work that out in the sub-prime markets, we feel pretty good about the balance of the year.

JOHN VARLEY: Bob thanks very much. We are happy to take any questions you’ve got.

CONFERENCE CALL OPERATOR: Thank you. Ladies and Gentlemen, if you do wish to ask a question please press 7 on your telephone keypad. If you change your mind and want to withdraw your question please press 7 again. All questions will be asked in the order received and you will be advised when to ask your question.

CONFERENCE CALL OPERATOR: Our first question comes through from the line of Henry Teitelbaum from Dow Jones. Please go ahead.

HENRY TEITELBAUM: Yes, good morning, gentlemen. I had a quick question about the charges on that you’re taking in your UK Retail Bank due to the overcharging on previous years’ current account overdrafts. I’m just wondering why it’s so high. It seems that you have a small – you don’t have as large a retail banking exposure as some of the other banks that have taken much less of a charge this time.

JOHN VARLEY: Just to be clear, we’ve got 14 million customers, retail customers in the United Kingdom, so we’re one of the, one of the biggest players. If you look at the number that we’ve reported, it’s pretty much in between what HSBC reported on the high side and what HBOS reported yesterday. So we think it’s pretty much in line. I’ll ask Chris just to describe what it is to you now.

CHRIS LUCAS: It’s, as you know, it’s £87 million and we’ve taken the approach of providing everything that we’ve refunded in the first half plus a provision for those that were in process of being discussed up to the end of June. So it’s a full provision, it’s appropriately stated and that’s the number that it is.

JOHN VARLEY: I think the key point to recognise here is that with that taken into account, the performance, and the reported performance of UK retail banking was 9% profit growth half on half. If, which I think would be a reasonable way of looking at it, you attribute that £87 million to a prior period, in other words you say ‘That’s not part of the underlying story,’ the profit growth in UK retail banking was over 20%. To me, that’s the key feature here. I’m very pleased with the strength of the build on the turnaround in UK retail banking. This is a business that is accelerating.

HENRY TEITELBAUM: And you’re taking this on the P&L account for this year?

JOHN VARLEY: Yes.

HENRY TEITELBAUM: I notice that seems to be a little different from the way others...

CHRIS LUCAS: No, everything is in the profit and loss account. What we have done is to deduct the amount from income, and that’s on the basis that the income was reflected on those lines and we’ve just taken the refunds against the same line. That is slightly different to the other institutions who have predominantly taken it as a cost. We just think it’s more appropriately shown as we’ve done.

JOHN VARLEY: But everyone’s taken it through the P&L account, to be clear.

HENRY TEITELBAUM: Okay, thank you very much.

CONFERENCE CALL OPERATOR: Thank you. The next question comes through from the line of Ben Livesey from Bloomberg. Please go ahead with your question.

BEN LIVESEY: Good morning.

JOHN VARLEY: Morning, Ben.

BEN LIVESEY: Hi. I just wondered if you could comment a little bit on the sub-prime share count, both from a UK banking point of view, and also from an investment banking point of view. How do you think this will affect volume growth going forward for lending generally, given investors’ appetites have declined to take on some of securities?

BOB DIAMOND: There’s clearly, Ben, there’s clearly been somewhat of a bursting of the liquidity bubble that we’ve talked about for six months, 12 months, 18 months, maybe as long as 24 months. There’s been you know, very strong liquidity. The way I look at it, is for the first time in four years, the fixed income investor has pricing power. Now I think the sub-prime market is the most serious in terms of dislocation and my sense is it’s going to take quite a while because of the concentration of risk in that sector for the volumes to come back in sub-prime. But if you look at the leverage finance market, which is also getting a lot of focus right now, I’m more sanguine about that. I feel that the very strong economic – very strong underpinnings of the economy, the very strong underpinnings of corporate credit, and my sense that there’s still ample liquidity available, that that market will probably recover much more quickly. So I would expect, you know, some time over the next two to three months to see that market at more normalised volume levels.

JOHN VARLEY: Ben, I think the other thing is, remember what Bob said a moment ago is that although you may see some slowdown in volumes in the areas you’ve just talked about, we’ve seen a very significant pickup in volumes in other areas of the Barclays Capital business.

BEN LIVESEY: And generally for volumes, lending generally, commercial and retail, obviously the banks have been hit in the last couple of days. The share prices. I mean, is this going to be a revenue break for you?

JOHN VARLEY: It doesn’t feel like that. I mean, if I look at our, if I look at our underlying balance growth during, you know, the last 12 months or the last six months in business banking, would be a good example, you know, the spot asset balances in business banking over the last 12 months are up 7%. On the liability side they’re up 4%. I mean, it feels quite good. If I look – if I look at lending activity in the UK retail banking business, again you know quite strong volumes during the course of the year. So I think that you shouldn’t assume that there is some fundamental shift in appetite by customers or clients to do business here. In certain areas, you will see some change. But I think this is not a, this is not a reflection of a shift in economics. What we’re seeing is we’re seeing some financial pressure in certain financial markets.

CHRIS LUCAS: I think the only comment I would make is, as you know, and I think we’ve said this before; we don’t pursue volumes for the sake of volumes. So the business that we’re doing which as John has said is still growing is also business that brought in a very good profit for us.

BEN LIVESEY: Thanks very much.

BOB DIAMOND: I think the bottom line is we still see a fair amount of liquidity available. The stresses in the sub-prime market are creating some hesitancy, but we think, you know, that sector of the market is going to be challenging for quite a while. But we see liquidity coming back in other areas of the credit market.

CONFERENCE CALL OPERATOR: Thank you. We’ve got another question coming through from the line of Alexander Ferguson from Thomson. Please go ahead with your question.

ALEXANDER FERGUSON: Hello, Mr Varley and Mr Diamond.

JOHN VARLEY: Good morning.

ALEXANDER FERGUSON: Good morning. Just two questions. One, would you concede that the recent fall in your share price makes it unlikely that your bid for ABN will succeed?

JOHN VARLEY: Well, let me take that one and then come to your second question.

ALEXANDER FERGUSON: Yes.

JOHN VARLEY: The issue is not where the share price is today. The issue is where the share price is when ABN AMRO shareholders come to vote. That is more than two months away. So that’s what matters.

ALEXANDER FERGUSON: But do you agree right now with what’s happening to the share price, it doesn’t make it easy for someone who’s thinking…

JOHN VARLEY: Well, Alexander, I’m afraid I’m going to be boring and say again what I’ve just said.

ALEXANDER FERGUSON: Alright.

JOHN VARLEY: Now is not the right time to make the judgement. If you know, the judgement is made in two months time. So you know, am I confident about our ability to win the ABN AMRO merger? Yes, I am. I recognise that there is a significant dependency on where our stock is trading at the relevant time. But the judgement is to be made by ABN AMRO shareholders during the closing days of September and the early days of October, that is two months away.

ALEXANDER FERGUSON: Right, okay. My second question is for Mr Diamond, actually. It’s going back to how much is Barclay, Bar Cap’s exposure to the US sub-prime market? You guys were pretty exposed to this Bear Stearns Bear Stearns hedge fund – were you not? Are you – how long exactly, how long do you think – I think you said ‘Quite a while’ Is there any way you can expand more on how long you think this sub-prime is going to take, the market’s going to take to relax over it?

BOB DIAMOND: Our sub-prime business, we love our model. It’s an origination model, a securitisation model, a distribution model. As you know, we’ve added HomEq and EquiFirst over the last couple of years. Although we love the business, it hasn’t been a big proportion of our business. So if there is a slowdown, I don’t think it’s going to have a big impact overall. Particularly given how much volume we’re seeing in other areas.

ALEXANDER FERGUSON: But that’s all well and good, but what’s the ballpark figure of how much you’re exposed to this?

BOB DIAMOND: Well, we don’t – I mean, the things I can tell you is our warehouse limits, for example are down 50% since the, you know, since last year. Our value at risk (VAR), which we measure for all of our trading positions in this sector, is below the 2006 average, notwithstanding the increased volatility which as you know would increase the VAR in a similar position, and 99% of our loan exposure is first-lien, so we’re quite comfortable. Clearly that market is going to be challenging from a risk management point of view, I think, for quite a while. It’s hard to call the end of a situation like this when you’re seeing events come out, you know, day-to-day. But we would expect that market to continue to be challenging, clearly, for quite a while.

ALEXANDER FERGUSON: Thank you.

JOHN VARLEY: Are there any other questions? I think we’re done then? There’s one more question coming through. Please ask away.

CONFERENCE CALL OPERATOR: Thank you. The next question comes through from the line of Myles Neligan from Thomson. Please go ahead with your question.

MYLES NELIGAN: Apologies to everyone, I did actually withdraw my question from the queue as it has already been answered.

JOHN VARLEY: Okay, that’s fine. Good. Well, look, thank you all very much for being on the line, and we’re available to you later today if you, if you need to speak to us. Thanks very much.

SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final documents, however, are not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.